February 28, 2011
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Apparel, Inc. Form 10-K for Fiscal Year Ended July 3, 2010 Schedule 14A for Annual Meeting on November 11, 2010 File Number 1-15583
We refer to Mr. Reynolds’s letter dated February 16, 2011 which sets forth the comments of the staff of the Securities and Exchange Commission regarding Form 10-K for Fiscal Year Ended July 3, 2010 and Schedule 14A for Annual Meeting on November 1, 2010 of Delta Apparel, Inc. (the “Company”).
Form 10-K for Fiscal Year Ended July 3, 2010
1.	We note that exhibit 10.2 to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself. Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.
Response:
In our next periodic report, we will file exhibit 10.2 in its entirety as required by Item 601(b)(10) of Regulation S-K.

Schedule 14A for the Annual Meeting on November 11, 2010
2.	We note the disclosure in footnote three to the summary compensation table that Martha Watson and William McGhee use a company-leased apartment in Los Angeles and Atlanta, respectively and that you believe this is not a perquisite. Please provide us supplementally with the basis for your determination that the use of these apartments is “integrally and directly related to the performance of the executive’s duties.” See page 74 of Release No. 33-8732A. “Examples of items requiring disclosure as perquisites or personal benefits under Item 402 include ... personal use of other property owned or leased by the company, housing and other living expenses (including but not limited to relocation assistance and payments for the executive or director to stay at his or her personal residence).” See page 77 of Release No. 33-8732A. Your supplemental analysis should provide a more detailed discussion of how these apartments are utilized by these NEOs. For instance, state whether these two individuals are the only ones that utilize these apartments, and clarify whether these individuals use these apartments for travel lodging or whether these apartments are used as residences.
Delta Apparel, Inc., 322 South Main Street, Greenville, SC 29601
(864) 232-5200 — (864) 232-5199 fax
deltaapparelinc.com

Response:
In accordance with SEC Release No. 33-8732A, the company-leased apartments for Martha M. Watson in Los Angeles, California and for William T. McGhee in Atlanta, Georgia are “integrally and directly related to the performance of each executive’s duties” as noted below:
•	The company-leased apartment located in Los Angeles, California was a two-bedroom leased unit used specifically for travel lodging for our employees traveling to our Junkfood Clothing Company (“Junkfood”) administration and sales offices which are located in Los Angeles, California. Martha M. Watson served as President of our Junkfood business and as Vice President & Secretary of Delta Apparel, Inc. The principal executive offices of Delta Apparel, Inc. are located in Greenville, South Carolina. Ms. Watson’s residence is in South Carolina. Her role as President of Junkfood required extensive business travel to Los Angeles, California throughout the year. The two-bedroom leased apartment was also used by other female employees of the Company for visits to our Junkfood business unit. The specific use of the apartment was integrally and directly related to the performance of Ms. Watson’s executive duties to manage our Junkfood business. As a result, the use of this apartment is not deemed to be a perquisite. Effective in December 2010, Ms. Watson no longer serves as President of Junkfood. The apartment will continue to be used by personnel traveling to Junkfood until its expiration in April 2011.

•	The company-leased apartment located in Atlanta, Georgia was a one-bedroom apartment specifically used for the travel lodging for William T. McGhee. Mr. McGhee was the President of Delta Activewear, the Activewear division of Delta Apparel, Inc., which includes two business units: 1) our Delta Catalog business unit located in Duluth, Georgia and 2) our FunTees business unit located in Concord, North Carolina. Mr. McGhee’s residence is in North Carolina. His role as President of Delta Activewear required extensive business travel to our Delta Catalog business unit in Duluth, Georgia throughout the year. As a result, the use of this apartment was integrally and directly related to the performance of Mr. McGhee’s executive duties to manage our Activewear division. Therefore, the use of this apartment is not deemed to be a perquisite. Effective November 11, 2010, Mr. McGhee no longer serves as President of Delta Activewear. The lease on the apartment located in Atlanta, Georgia ended in December 2010.

In connection with this request, Delta Apparel, Inc. hereby acknowledges that: (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Deborah H. Merrill
Deborah H. Merrill
Chief Financial Officer

Delta Apparel, Inc., 322 South Main Street, Greenville, SC 29601
(864) 232-5200 — (864) 232-5199 fax
deltaapparelinc.com